CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-1A (File No. 811-21422) (“Registration Statement”) of the Lotsoff Capital Management Investment Trust (the “Registrant”) of our report dated November 25, 2009, relating to the statement of changes in net assets for the year ended September 30, 2009 and the financial highlights for each of the four years in the period ended September 30, 2009 of Lotsoff Capital Management Micro Cap Fund.  Such report is referenced in the Registrants 2010 Annual Report, which in turn is incorporated by reference into the Statement of Additional Information included in this Registration Statement.  We also consent to the reference to us under the caption “Financial Highlights” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Milwaukee, WI
January 25, 2011